CASI PHARMACEUTICALS ANNOUNCES

FIRST QUARTER 2024 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (May 14, 2024) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported financial results for the three months ended March 31, 2024.

In the first quarter of 2024, CASI’s total revenue was $3.4 million. Total revenue decreased by 59% compared to the same period in 2023. This decline can be attributed to several factors: increasing competition from a generic melphalan product with lower cost and undifferentiated formulation, implementation of an inventory management strategy by the distributor of EVOMELA® and restructuring of the sales force. CASI’s commercial and medical marketing team remain committed to executing on strategic plan and defend our market leadership position for EVOMELA®. Furthermore, CASI has successfully launched its second commercial product, FOLOTYN®, and administered the first patient dose in China in February. We will continue to spend time, resources, and efforts to grow our commercial franchise throughout 2024 and beyond.

Advancement, development, and commercialization of the pipelines remain our strategic focus. We continue to make progress on the development of BI-1206 in China. The early clinical data from the ongoing Phase I trial in China has demonstrated promising preliminary results for patients with relapsed/refractory non-Hodgkin lymphoma. We submitted an Investigational New Drug Application (IND) to the US Food and Drug Administration (FDA) for CID-103 on immune thrombocytopenia (ITP) in April of 2024. We are excited to initiate clinical development for autoimmune indications of this program in the US. CB-5339 received Clinical Trial Application approval from the NMPA in 2023. With respect to Inaticabtagene Autoleucel (CNCT-19 CAR-T cell therapy), we have received an emergency injunctive relief that prohibits Juventas from commercializing CNCT-19 by itself or through another third party, and while continuing to vigorously assert and enforce our rights with respect to the commercial launch of CNCT-19, we intend to negotiate with Juventas in good faith the temporary arrangement for new patients’ access to CNCT-19 treatment. We will continue to drive our portfolio forward by executing on several milestones in the quarters ahead.

First Quarter 2024 Financial Highlights

Total revenue was $3.4 million for the three months ended March 31, 2024, compared to $8.3 million for the three months ended March 31, 2023.

Costs of revenues were $1.6 million for the three months ended March 31, 2024, compared to $3.4 million for the three months ended March 31, 2023. The decrease was in line with the decrease of revenues.

Research and development expenses for the three months ended March 31, 2024, were $2.5 million, compared with $2.5 million for the three months ended March 31, 2023.

General and administrative expenses for the three months ended March 31, 2024, were $4.8 million, compared with $5.7 million for the three months ended March 31, 2023.

Selling and marketing expenses for the three months ended March 31, 2024, were $3.7 million, compared with $4.0 million for the three months ended March 31, 2023.

Net loss for the three months ended March 31, 2024, were $9.5 million, compared with $5.8 million for the three months ended March 31, 2023. The expanding of net loss was mainly attributed to the decrease in revenues.

As of March 31, 2024, CASI had cash, cash equivalents and short term investments of $18.2 million compared to $29.1 million as of December 31, 2023.

Further information regarding the Company, including its Quarterly Report for the quarter ended March 31, 2024, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements:

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

(Financial Table Follows)

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$12,201	$17,083
Investment in equity securities, at fair value	1,438	1,675
Short term investments	6,025	12,011
Accounts receivable	5,857	9,551
Receivable from a related party	209	587
Inventories	15,420	15,877
Prepaid expenses and other	2,004	2,560
Total current assets	43,154	59,344

Long-term investments	1,685	1,686
Property, plant and equipment, net	8,785	9,241
Intangible assets, net	1,624	1,839
Right of use assets	2,061	2,392
Other assets	702	766
Total assets	$58,011	$75,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$583	$4,438
Accrued and other current liabilities	7,961	12,288
Total current liabilities	8,544	16,726

Long term borrowing	18,586	18,895
Other liabilities	15,414	15,482
Total liabilities	42,544	51,103

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	1	1
Treasury shares	(9,604)	(9,604)
Additional paid-in capital	696,519	695,785
Accumulated other comprehensive loss	(1,104)	(1,200)
Accumulated deficit	(670,345)	(660,817)
Total shareholders’ equity	15,467	24,165
Total liabilities and shareholders’ equity	$58,011	$75,268

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Three Months Ended March 31
	2024	2023

Revenues:
Product sales	$3,409	8,347
Total revenues	3,409	8,347

Total costs of revenues	1,603	3,378

Gross Profit	1,806	4,969

Operating expenses:
Research and development	2,476	2,534
General and administrative	4,813	5,745
Selling and marketing	3,736	3,962
Foreign exchange loss (gain)	235	(59)
Total operating expenses	11,260	12,182

Loss from operations	(9,454)	(7,213)

Non-operating income (expense):
Interest (expense) income, net	(61)	202
Other income	158	1,337
Change in fair value of investments	(171)	(140)
Loss before income tax expense and share of net loss in an equity investee	(9,528)	(5,814)
Income tax expense	—	—
Net loss before share of net loss in an equity investee	(9,528)	(5,814)
Share of net loss in an equity investee	—	(17)
Net loss	(9,528)	(5,831)
Less:Loss attributable to redeemable noncontrolling interest	—	(667)
Accretion to redeemable noncontrolling interest redemption value	—	845
Net loss attributable to CASI Pharmaceuticals, Inc.	$(9,528)	(6,009)

Net loss per share (basic and diluted)	$(0.71)	(0.45)
Weighted average number of ordinary shares outstanding (basic and diluted)	13,382,061	13,339,218

Comprehensive loss:
Net loss	$(9,528)	(5,831)
Foreign currency translation adjustment	96	198
Total comprehensive loss	$(9,432)	(5,633)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	—	(559)
Comprehensive loss attributable to ordinary shareholders	$(9,432)	(5,074)